SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Actimize, a NICE Company, Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection, Dated March 4, 2009.

99.2 Press Release: NICE Introduces its First Mobile Digital Video Solution, SafeRoute, Expands Company's Transportation Security Solutions Suite, Dated March 30, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: April 2, 2009

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EXHIBIT INDEX

99.1 Press Release: Actimize, a NICE Company, Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection, Dated March 4, 2009.

99.2 Press Release: NICE Introduces its First Mobile Digital Video Solution, SafeRoute, Expands Company's Transportation Security Solutions Suite, Dated March 30, 2009.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company, Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection

Evaluation Based on Completeness of Vision and Ability to Execute

NEW YORK - March 04, 2009 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced it has been positioned by Gartner, Inc. in the leaders quadrant in Gartner`s first Magic Quadrant for Web Fraud Detection report.

"Driven by regulations and increasing cyber attacks, the Web fraud detection market has undergone rapid growth and consolidation during the past three years," says Avivah Litan, distinguished analyst at Gartner.  "Innovation is critical in this market to keep pace with difficult-to-predict cyber attacks that increasingly navigate across multiple customer service channels and the Web."

Among other things, the Gartner report highlights criteria to consider when evaluating fraud detection solutions, including cross-channel and cross-account fraud detection, real-time fraud detection and transaction-blocking, built in templates and libraries for detecting various fraud types and a policy editor, or an easy way to add rules to the fraud detection operation.

"We feel that Gartner`s evaluation of Actimize in its recent Magic Quadrant validates our overall market position and the value we deliver to our clients on a daily basis," said David Sosna, CEO of Actimize.  "Actimize will continue to be at the forefront of innovation by developing and delivering the most robust technology platform and solutions to help combat financial crime.  Our commitment to these core goals is the reason that so many of the world`s largest financial services firms select the Actimize solutions."

About the Magic Quadrant

The Magic Quadrant is copyrighted February 6, 2009 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Introduces its First Mobile Digital Video Solution, SafeRoute, Expands Company's Transportation Security Solutions Suite

NICE provides a comprehensive and unique solution for monitoring and managing security across entire transportation systems, including stations, rails, critical infrastructure and fleets

Ra`anana, Israel, March 30, 2009 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the release of SafeRoute, the company's first mobile digital video surveillance solution. SafeRoute further expands NICE`s suite of security solutions, offering companies in the transportation sector a comprehensive solution for monitoring and improving security system-wide, in stations, rails, critical infrastructure and fleets.

NICE Systems` security solutions address public transit providers` complete security needs - from real-time threat detection and verification to post incident investigation and resolution. The new SafeRoute onboard video surveillance system extends NICE's comprehensive security capabilities from stationary assets to include moving vehicles, such as trains, buses, and trams.

SafeRoute is a complete solution for high performance mobile digital video surveillance, specially designed for the demanding conditions of public transport and equipped for high-quality onboard recording (up to 10 channels of video recorded in 4CIF@RT, along with audio and vehicle data). With SafeRoute, video can be viewed on driver monitoring screens, and also over a wireless or cellular network, enabling real-time monitoring of events for rapid response. SafeRoute also integrates seamlessly with external input sensors, such as GPS and Vehicle Information Systems, to capture complete incident information that shows vehicle location, speed and driver actions. That metadata can be captured and stored with video and voice recordings so investigators know exactly what occurred, why, where and when. In cases of extreme acceleration or deceleration or other high risk events, SafeRoute will automatically tag that video event and alert a remote security operator.

"SafeRoute onboard video surveillance is not only an effective deterrent, it is one of the most effective tools available for prosecuting crime, investigating claims, and improving the personal safety of passengers and staff," said Shykeh Gordon, Corporate VP & President of NiceVision, NICE Systems. "Vandalism alone can cost transportation companies millions of dollars annually. Experience also shows there is a direct correlation between passengers` sense of security and their ridership, so employing SafeRoute can potentially help transit operators achieve a higher return on their fleet investments."

"Many of the world`s leading public transit providers already rely on NICE`s video surveillance solutions to protect their stations, rails, critical infrastructure, and other assets," added Gordon. "With the launch of SafeRoute, NICE will apply our extensive security expertise, along with state-of-the-art mobile security technology, to help transit companies secure their passengers in transit and their fleets. Now, no matter when, where, why or how security challenges arise, NICE`s solutions can help transportation companies secure and monitor every point in the transportation field."

The SafeRoute mobile video surveillance solution and other NICE solutions for security and surveillance will be demonstrated in NICE`s booth #16096 at the ISC West Conference & Exposition, April 1-3, 2009, in Las Vegas, Nevada.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including approximately 80 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: Insight from Interactions(TM), 360 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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